Ms. Sonia Gupta Barros

Special Counsel

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Altisource Asset Management Corporation
Form 10-12G
Filed September 20, 2012
File No. 000-54809

Dear Ms. Barros:

On behalf of Altisource Asset Management Corporation (the “Company” or “AAMC”) we provide the Company’s responses to the letter dated October 18, 2012 (the “Letter”) setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the filing referenced above (the “Form 10”, the “Registration Statement” or the “filing”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The revisions to the filing described below are reflected in an amendment to the Registration Statement being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Form 10-12G

General

1.              Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

The Company respectfully acknowledges the Staff’s comment and understands that it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 once the Form 10 becomes effective.  The Company will timely respond to the Staff’s comments until all of the Staff’s comments have been addressed.

Item 15. Financial Statement and Exhibits, page iii

2.              We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

The Company respectfully advises the Staff that it is filing forms of such agreements with the Registration Statement.  The agreements will then be executed prior to the Separation Date, as defined in the Registration Statement, with a corresponding 8-K filing.

Exhibit 99.1

General

3.              Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your information statement that you are an emerging growth company and revise your information statement to:

•                  Describe how and when a company may lose emerging growth company status;

•                  Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                  State your election under Section 107(b) of the JOBS Act:

•                  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

The Company’s amended Registration Statement includes the following additions:

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to avail ourselves of certain exemptions from various reporting requirements of public companies that are not “emerging growth companies,” including, but not limited to, an exemption from complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We have not made a decision whether to avail ourselves of certain of these exemptions.

In addition, the JOBS Act provides that an “emerging growth company” can utilize an extended transition period for complying with new or revised accounting standards, allowing it to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies which are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Additionally, the Company’s amended Registration Statement discloses the following additional risk factor in Item 1A:

The reduced disclosure requirements applicable to us as an “emerging growth company” or a “smaller reporting company” may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may avail ourselves of certain exemptions from various reporting requirements of public companies that are not “emerging growth companies,” including, but not limited to, an exemption from complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and, like smaller reporting companies, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirement of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may remain an “emerging growth company” for up to five full fiscal years following our initial public offering. We would cease to be an emerging growth company, and, therefore, become ineligible to rely on the above exemptions, if we have more than $1 billion in annual revenue in a fiscal year, if we issue more than $1 billion of non-convertible debt over a three-year period, or on the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.  We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions.

Additionally, we are a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act.  As a smaller reporting company we prepare and file SEC forms similar to other SEC reporting companies; however the information disclosed may differ and be less comprehensive. For example, smaller reporting companies are not required to make risk factor disclosures in Item 1A of Form 10-K.

If some investors find our common stock less attractive as a result of the exemptions available to us as an emerging growth company or a smaller reporting company, there may be a less active trading market for our common stock (assuming a market ever develops) and our stock price may be more volatile than that of an otherwise comparable company that does not avail itself of the same or similar exemptions.

Additionally, the amended Registration Statement now provides the following additional critical accounting policy:

Emerging Growth Company

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies which are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

These additions can be found in the “Business” section of the amended Registration Statement on page 50, in the “Risk Factors” section on page 14 and in the “Critical Accounting Policies” section on page 42.

4.              We note that the registration statement for Altisource Residential Corporation (“Residential”) registers securities pursuant to Section 12(b) of the Exchange Act and this registration statement registers securities pursuant to Section 12(g) of the Exchange Act. Please supplementally tell us the reasons for registering your securities under the Section 12(g) and Residential’s securities under Section 12(g).

Residential intends to list its securities on a national securities exchange and therefore is required to register its securities pursuant to Section 12(b) of the Exchange Act.  At this time, the Company does not believe that it will qualify for the listing of its securities on a national securities exchange, and thus it is registering its common stock under Section 12(g) of the Exchange Act.

5.              Please describe the material terms of the NewSource Asset Management Agreement, including a description of the fee arrangements.

The Company’s amended Registration Statement has been revised in the “Executive Summary” section on page 43 to include the following additional disclosure of the material terms of the NewSource Asset Management Agreement:

Asset Management Agreements with Residential and NewSource

We will enter into separate asset management agreements with Residential and NewSource (collectively, the “Asset Management Agreements”).  Pursuant to the terms of the Asset Management Agreements, we will provide Residential and NewSource with our Services, including providing Residential and NewSource with a management team and appropriate support personnel.

The Asset Management Agreements will each have an initial term of 15 years, and will be automatically renewed for a one-year term on each anniversary date thereafter unless terminated in accordance with their terms.  During the term of the Residential Asset Management Agreement and subject to the terms thereof, we will not provide any other person or entity that invests in non-performing loans or REO Properties the same or substantially similar services without Residential’s prior written consent.

Residential and NewSource will not have any employees.  NewSource will be obligated to pay us an annual management fee of $840,000 (subject to annual CPI increases) for the Services.  The Residential Asset Management Agreement will provide us with the incentive fees and expense reimbursement described below.

6.              We note your use of factual assertions throughout the information statement. The basis for your comparative factual assertions and for your management’s beliefs should be clear from the text or supporting documentation should be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. By way of example only, we note the following assertions:

•                  non-performing loans often sell for as low as 55% of the estimated value of the underlying property securing the loan,

•                  borrowers may refinance these loans at or near 95% of the estimated value of the underlying property,

•                  Altisource has developed a unique, low cost and centralized vendor management model that enables it to perform these services at substantially lower costs than its competitors, and

•                  single-family rental assets as a $3 trillion growth market, accounting for 52% of all residential rental units.

The Company has revised the amended Registration Statement to address the above-identified examples as well as similar factual assertions provided in the original Form 10 filing.  With respect to the first example provided above, the management team’s assessment of market pricing is based on recent participation in loan sale transactions.  With respect to the last example provided above, the Company is supplementally providing the Staff with research reports that it has relied upon for such assertions.  In addition, the Company is also supplementally providing the Staff with a redlined draft of the amended Registration Statement so that the Staff can see the specific revisions since the Company’s initial Form 10 filing on September 20, 2012.

Reasons for the Separation, page 8

7.              Please revise your disclosure, here or elsewhere, as applicable, to discuss Altisource’s business and how AAMC’s business strategy differs.

The Company’s amended Registration Statement includes the following additional disclosure on page 8 in the “Reasons for the Separation” section:

Altisource’s Board of Directors determined that separating the AAMC asset management and corporate governance services business from Altisource is in the best interests of Altisource’s shareholders. In arriving at its decision, the Board considered, among other factors, the following:

Differing Business Strategies

The Company will specialize in providing asset management and corporate governance services to its clients and will be focused on developing scalable investment strategies and vehicles for its clients by leveraging the expertise of its management team. By contrast, Altisource does not engage in the business of asset management and corporate governance services.  Altisource is primarily a provider of fee based services focused on high value, technology-enabled, knowledge-based functions principally related to real estate and mortgage portfolio management, asset recovery and customer relationship management.

Greater Strategic Focus of Financial Resources and Management’s Efforts

The Company will have different financial and operating characteristics than Altisource’s other businesses. Owing to these and other factors, we and Altisource will employ different capital structures and financing strategies. Consequently, Altisource has determined that its current structure may not be optimized to design and implement the distinct strategies necessary to operate its businesses in a manner that maximizes the long-term value of each business. We and Altisource believe that our respective management resources would be more efficiently utilized if Altisource’s management concentrates solely on its success as a provider of services focused on high value, technology-enabled, knowledge-based functions and our management concentrates solely on our business. The dilution of attention involved in managing these businesses with competing goals and needs will thus be eliminated.

Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities

We believe that investors in the Company will be better positioned to evaluate our financial performance and strategy within the context of our particular field of operations and peer groups and that this will enhance the likelihood that we achieve an appropriate market valuation. Both we and Altisource believe that our investment characteristics may appeal to types of investors who differ from Altisource’s current investors. Both we and Altisource expect that, as a result of the Separation, our management will be better positioned to implement goals and evaluate strategic opportunities in light of investor expectations within the context of our particular field of operation.

Improved Management Incentive Tools

Where appropriate, we expect to use equity to compensate current and future employees. It is more difficult for multi-business companies such as Altisource to structure equity incentives that reward managers in a manner directly related to the performance of their respective business units. By granting equity compensation linked to the performance of AAMC’s business, we will be able to offer our managers equity compensation that is linked more directly to their work product.

In determining whether to effect the Separation, Altisource’s Board of Directors also considered the costs and risks associated with the transaction, including:

•                  the potential costs and disruptions as a result of the Separation;

•                  the risks of being unable to achieve the benefits expected from the Separation;

•                  the increased significance to the Company of certain costs and liabilities;

•                  the risk that the Separation might not be completed and the one-time and ongoing costs of the Separation; and

•                  certain other risks associated with the Separation and the operation of our business following the Separation, as described under the heading “Risk Factors” of this information statement.

Risk Factors, page 10

8.              We note your disclosure in the MD&A section that you will receive a management fee from NewSource. Please add a risk factor that discusses on your dependence on NewSource.

The Company’s amended Registration Statement includes a revised risk factor on page 12 of the “Risk Factors” section that reads as follows:

The risks associated with NewSource’s business that could adversely affect its ability to generate revenue and pay our asset management fee are risks to our business and the value of our investment in NewSource.

Shortly after the Separation Date, we intend to invest in the voting common stock of NewSource.  In conjunction with our investment in NewSource, we intend to provide our Services to NewSource in exchange for an annual asset management fee pursuant to an asset management agreement (the “NewSource Asset Management Agreement”).  Any risk associated with NewSource’s business that would adversely affect its ability to generate revenue and pay our asset management fee is a risk to our business, as our revenues, results of operations and financial condition will depend upon our investment in NewSource and our ability to generate fee revenue.

The Separation, page 24

9.              Please describe how the separation ratio was determined. Additionally, please supplementally provide us with copies of any reports or presentations provided to the board in connection with evaluating and determination of the separation ratio.

To determine the separation ratio, the minimum listing requirements of the New York Stock Exchange (“NYSE”) and the Nasdaq stock exchange (“Nasdaq”) were considered.  The NYSE requires 1.1 million publicly held shares and Nasdaq requires 1.0 million publicly held shares.  While the Company does not expect to initially qualify for listing on NYSE or Nasdaq, the Company wants to position itself to meet this requirement at separation.  Consequently, the exchange ratio was formulated with the expectation that the Company will initially qualify for listing on NYSE or Nasdaq.

The separation ratio does not materially alter the aggregate value of the shares ultimately distributed to the shareholders since, regardless of the separation ratio, the Altisource shareholders will receive all of the initially outstanding shares of the Company’s common stock.  The ratio merely controls how many shares of the Company’s common stock will be outstanding immediately following the Separation.

No reports or presentations have been presented to the Board of Directors regarding the separation ratio.

Treatment of Fractional Shares, page 25

10.       We note your disclosure that you “anticipate that these sales will occur as soon as practicable after the Separate Date.” (emphasis added) Please revise your disclosure to make clear that the sales of fractional shares will occur as soon as practicable after the Separation Date.

The Company’s amended Registration Statement includes this revised disclosure on page 27 in the “Treatment of Fractional Shares” section and reads as follows:

The transfer agent will not deliver any fractional shares of AAMC common stock in connection with the delivery of AAMC shares pursuant to the Separation. Instead, we intend for the transfer agent to aggregate all fractional shares and sell them on behalf of those shareholders who otherwise would be entitled to receive fractional shares. These sales will occur as soon as practicable after the Separation Date. Those shareholders will then receive a cash payment in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us.

We expect that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures, and that the brokers or other nominees may request the transfer agent to sell the fractional shares on their behalf. You should contact your broker or other nominee for additional details.  Neither Altisource, AAMC nor our transfer agent will guarantee any minimum sale price for the fractional shares of our common stock or pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholder. See “The Separation—Certain U.S. Federal Income Tax Consequences of the Separation.”

Relationship Between Altisource and Us Following the Separation, page 32

11.       Please expand your disclosure in this section to describe the fee arrangements in each of the agreements described in this section, including the amount of those fees or how they will be determined. Please also explain what you mean by “fully-allocated cost of providing the services.”

The Company’s amended Registration Statement includes revised disclosures on pages 34 and 35 in the “Relationship Between Altisource and Us Following the Separation” section to address the Staff’s comment.

In addition, “fully-allocated cost” means, with respect to the provision of a “Service”, the all-in cost of providing such Service, including direct charges and allocable amounts reflecting compensation and benefits, technology expenses, occupancy and equipment expense and third-party payments (but not taxes incurred in connection therewith).

Capitalization, page 35

12.       We note your disclosure that AAMC may be required to consolidate the financial results of Residential and that you are currently evaluating the terms of the Residential Asset Management Agreement for the appropriate accounting and reporting treatment under U.S. GAAP. Once you determine the appropriate accounting and reporting treatment, please tell us and disclose how AAMC came to that conclusion and the authoritative literature upon which AAMC relied and how it supports its conclusion.

The Company evaluated the Residential Asset Management Agreement and the requirements of FASB ASC 810, Consolidation, and concluded the Company will be required to consolidate Residential upon the execution of the Asset Management Agreement between the Company and Residential.  In arriving at the conclusion, the Company considered and determined the following:

The Company is Residential’s decision maker.  The Company arrived at this conclusion based on the following facts:

•                  Residential will have no employees of its own and will rely on the Company for corporate governance services.

•                  Residential will rely on the Company to determine Residential’s investment and business strategy, evaluate acquisition opportunities, and oversee the services other vendors will provide to Residential.

The fees paid to the Company are variable interests.  In coming to this conclusion, the Company considered the guidance in FASB ASC 810-10-55-34 and 35 to determine whether the fees paid to the Company (as Residential’s decision maker) are variable interests.  As all of the criteria in paragraph 34 are not met, the Company concluded that the fees paid to the Company are variable interests.  Specifically, the Company determined that the following criteria were not met:

•                  The Company is not subject to substantive kick-out rights as described in paragraph 35.

•                  The management and incentive fees are structured in such a way that the Company will participate, at increasing levels, in the earnings of Residential.  Once a certain level of earnings is achieved, the Company will receive 50% of the earnings of Residential and the shareholders of Residential will be entitled to the remaining 50%.  Based on this, the Company concluded that the Company appears to hold interests in Residential that would include more than a trivial amount of Residential’s expected returns.

Based on the guidance in FASB ASC 810-10-15-14 (b)(1), the Company concluded that Residential is a variable interest entity because Residential’s equity holders lack the ability through their voting rights to make decisions about Residential’s activities that have a significant effect on the success of Residential.

The Company determined that it is the primary beneficiary of Residential under the guidance of FASB ASC 810-10-25-38A because of the following:

•                  The Company has the power to direct the activities of Residential that most significantly impact Residential’s economic performance, including establishing Residential’s investment and business strategy.

•                  The Company will also evaluate acquisition opportunities as they become available to assist Residential in determining the acquisition price.

•                  The Company also has the obligation to absorb losses and the right to receive benefits from Residential that could potentially be significant to Residential.

•                  The fee structure of the Company’s management agreement with Residential is variable based on Residential’s earnings; thereby, obligating the Company to absorb the expected losses of Residential (by receiving no or less income) as well as the right to participate at increasing levels in the expected residual returns.

The Company’s amended Registration Statement includes the following revised disclosure in the “Capitalization” section on page 37:

Upon effectiveness of the Residential Asset Management Agreement at the Separation Date, we will consolidate the financial results of Residential.  We evaluated the Residential Asset Management Agreement and the requirements of FASB ASC 810, Consolidation, and concluded that since the Company is Residential’s decision maker, the fees paid by Residential are variable interests, Residential is a variable interest entity, and the Company is the primary beneficiary of Residential, the Company will consolidate the financial statements of Residential.

Residential’s Business Strategy, page 43

13.       We note your disclosure that Altisource has managed and maintained over 90,000 REO Properties, which represents approximately $9 billion of estimated value in such properties and that Mr. Erbey is also the Chairman of Altisource. Please expand your disclosure to disclose any material adverse business developments of Altisource.

As a point of clarification, Altisource manages and maintains the above-described properties on behalf of others and has no exposure to any losses associated with the ownership of such properties.

While the Company believes that there are presently no material adverse business developments of Altisource relevant to the Company, the amended Registration Statement includes the following revised disclosure in the “Risk Factors” section on page 14 as follows:

Failure of Altisource to effectively perform its obligations under various agreements with Residential and us could have an adverse effect on Residential’s and our business and performance.

Both Residential and we will engage Altisource to provide services subsequent to the Separation.  If for any reason Altisource is unable to perform the services described under these agreements at the level and/or the cost that the Company anticipates, alternate service providers may not be readily available on acceptable terms or at all, which could adversely affect Residential’s and our operating results.

In addition, Residential will be required to pay Altisource for the services it provides pursuant to the Altisource Master Services Agreement.  If Residential fails to pay Altisource or otherwise defaults under the Altisource Master Services Agreement, Altisource may cease to act under the Altisource Master Services Agreement which would adversely affect Residential’s operating results, thereby decreasing our revenues from incentive fees paid by Residential.

Key Investment Strategies for Residential, page 45

14.       We note your disclosure that Ocwen has been a pioneer in developing servicing industry best practices and utilizes advanced modeling of loan and consumer-specific resolution alternatives to reduce losses and that Mr. Erbey is also the Chairman of Ocwen. Please expand your disclosure to disclose any material adverse business developments of Ocwen.

While the Company believes that there are presently no material adverse business developments of Ocwen Financial Corporation (“Ocwen”) relevant to the Company, the amended Registration Statement includes the following revised disclosure in the “Risk Factors” section on page 15 as follows:

Failure of Ocwen to effectively perform its servicing obligations under the Ocwen Servicing Agreement could have an adverse effect on Residential’s and our business and performance.

Residential will be contractually obligated to service the residential mortgage loans that it ultimately acquires.  Residential will not have any employees, servicing platform, licenses or technical resources necessary to service its acquired loans.  Consequently, Residential will engage Ocwen to service the loans it acquires.  If for any reason Ocwen is unable to effectively service the acquired loans, an alternate servicer may not be readily available on acceptable terms or at all, which could adversely affect Residential’s operating results, thereby decreasing our revenues from incentive fees paid by Residential.

In addition, under the Ocwen Servicing Agreement, Residential will be required to pay Ocwen fees for servicing Residential’s acquired mortgage loans.  If Residential fails to pay Ocwen or otherwise defaults under the Ocwen Servicing Agreement, Ocwen may cease to act as the servicer under the Ocwen Servicing Agreement which would adversely affect Residential’s operating results, thereby decreasing our revenues from incentive fees paid by Residential.

Management, page 48

15.       Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director in light of your business and structure.

The Company’s amended Registration Statement includes these revised disclosures with regard to its directors on pages 52-54 of the “Directors and Executive Officers” section and reads as follows:

William C. Erbey.  Mr. Erbey is the Chairman of the Board of Directors. He has served as the Chairman of the Board of Directors of Ocwen since September 1996, Chairman of the Board of Altisource since July 2009 and Chairman of the Board of HLSS since December 2010. Additionally, he served as Chief Executive Officer of Ocwen from January 1988 to October 2010 and as the President of Ocwen from January 1988 to May 1998. From 1983 to 1995, Mr. Erbey served as a Managing General Partner of The Oxford Financial Group, a private investment partnership that was the predecessor of Ocwen. From 1975 to 1983, Mr. Erbey served at General Electric Capital Corporation in various capacities including as the President and Chief Operating Officer of General Electric Mortgage Insurance Corporation. He holds a Bachelor of Arts in Economics from Allegheny College and a Masters of Business Administration from Harvard University.

Mr. Erbey’s experience in the financial services and mortgage services industries provides the Board of Directors with a perspective and insight into strategic and operational opportunities as well as economic and industry trends of relevance to the competitive positioning of the Company.

In addition, his experience as the Chairman of the boards of directors of Ocwen, HLSS and Altisource demonstrates his leadership capability and business acumen.

Ashish Pandey.  Mr. Pandey was appointed to the Board of Directors of AAMC in   [    ] 2012. Mr. Pandey will serve as the Chief Executive Officer of AAMC.   He will be responsible for the overall strategic direction of the company. Mr. Pandey currently serves as the Chief Executive Officer of Correspondent One, an affiliate of Altisource, and he will resign from that position on the Separation Date. He previously served as Executive Vice President of Ocwen from July 2008 to August 2011 and was responsible for the oversight of asset management vehicles and capital deployment for mortgage servicing portfolio acquisitions for Ocwen. He served as Treasurer and Director of Corporate Strategy from February 2005 to July 2008 for Ocwen. From May 2002 to October 2003, Mr. Pandey served as an Associate Consultant with Tata Strategic Management Group. He holds a Bachelor’s of Science in Engineering from the S.G.S. Institute of Technology and Science and a Masters of Business Administration from the Indian Institute of Management.

Mr. Pandey’s experience in the mortgage industry, particularly with respect to the acquisition and management of mortgage-backed assets, provides the Board of Directors with subject matter expertise.  In addition, through his various roles within Ocwen and his position as Chief Executive Officer of Correspondent One, Mr. Pandey has acquired knowledge of our business and is well-positioned to offer the Board of Directors insight into Company-specific issues.

Paul T. Bossidy. Mr. Bossidy was appointed to the Board of Directors of AAMC in [    ] 2012.  Mr. Bossidy has served as President and Chief Executive Officer of Clayton Holdings LLC (“Clayton”) since October 2008 and is responsible for the overall strategic direction and operating results of the business. Clayton is a privately-held provider of risk management services to the mortgage industry. Mr. Bossidy also serves on the Board of Directors of Infinia Corporation, a solar energy technology company and the developer of a proprietary solar power generation product that converts solar energy into electricity. Prior to joining Clayton, Mr. Bossidy was a Senior Operations Executive and Operations Partner at Cerberus Capital Management LP from 2006 to 2008. Prior to that, Mr. Bossidy served in various executive appointments for General Electric Company from 1993 to 2006, including General Manager of Corporate Business Development, President of the Refrigerator Product Line within GE Appliances Division, President and Chief Executive Officer of GE Lighting (North America), President and Chief Executive Officer of GE Vendor Financial Services, President and Chief Executive Officer of GE Commercial Equipment Financing and President and Chief Executive Officer of GE Capital Solutions Group. He is a Certified Public Accountant and a Certified Six Sigma Black Belt. Mr. Bossidy holds a Bachelor of Arts from Williams College in Williamstown, Massachusetts, a Master in Accounting from New York University in New York, New York and a Master of Business Administration with concentrations in Finance and Marketing from Columbia University Graduate School of Business in New York, New York.

Mr. Bossidy’s experience providing risk management services to the mortgage industry, along with his prior management and board of directors experience, provides the Board of Directors with strategic and industry-specific expertise. In addition, his knowledge and background in accounting allow him to provide guidance to the Board of Directors in overseeing financial and accounting aspects of our operations.

Cindy Gertz.Ms. Gertz was appointed to the Board of Directors of AAMC in [    ] 2012.  Ms. Gertz has served as a consultant since 2011 for clients involved with the development of housing policy regulations, as well as for large lenders impacted by proposed regulations and potential changes to the housing finance system.  Previously, Ms. Gertz served as Director of Operations,

Homeownership Preservation Office from 2009 to 2011 for the Department of the Treasury, Office of Financial Stability.  From 2000 to 2002, Ms. Gertz served as Chief Financial Officer and Treasurer of Public Broadcasting Service (PBS) in Alexandria, Virginia.  Ms. Gertz served in various executive appointments for Freddie Mac in McLean, Virginia from 1984 to 1999, including Vice President, Shareholder Relations, Vice President, Division Controller and Vice President, Corporate Planning.  Before joining Freddie Mac, Ms. Gertz served in financial management posts at Texas Instruments in Houston, Texas.  Ms. Gertz holds a Bachelor of Arts with Distinction from the University of Colorado in Boulder, Colorado and a Master of Business Administration from the University of Michigan in Ann Arbor, Michigan.

Ms. Gertz’s experience in the real estate financing industry, which includes experience with operational risk oversight, loan modifications and loss mitigation programs, allows her to offer guidance to the Board of Directors from both an operational and a strategic perspective. In addition, her prior management experience and knowledge of the financial services industry bring insights to the Board of Directors, particularly in the areas of finance and strategic planning.

Dale Kurland.Ms. Kurland was appointed to the Board of Directors of AAMC in [    ] 2012.  Ms. Kurland is the founder and President of Classic Strategies Group, LLC (“CSG”), a private company founded in 2004 which provides mergers and acquisition consulting services to mortgage banking executives. Prior to forming CSG, Ms. Kurland served as President of DK Advisory Services, Inc. where she was involved in the sales of JI Kislak Mortgage Corporation, James Madison Mortgage Corporation, First Town Mortgage Corporation and HomeSouth Mortgage. Prior to joining DK Advisory Services, Ms. Kurland was the head of Bear Stearns’ Mortgage Banking Mergers and Acquisitions Group where she advised clients on the purchase and sale of mortgage companies and mortgage servicing portfolios. Ms. Kurland served on the Board of Directors of Lender Services, Inc. until the sale of the company to Fidelity National Financial in February 2003. Ms. Kurland holds a Bachelor of Arts from Skidmore College in Saratoga Springs, New York.

Ms. Kurland’s background in real estate financing and advisory experience in the mortgage and real estate industries, along with her prior management and board of directors experience, brings industry expertise, leadership direction and guidance to the Board of Directors.

Salah Saabneh. Mr. Saabneh was appointed to the Board of Directors of AAMC in [    ] 2012. Mr. Saabneh is a founding partner at Manikay Partners, LLC, an investment management firm and has served as a senior member of the Manikay Partner’s event-driven and special situations investment team since 2008. Prior to joining Manikay Partners, Mr. Saabneh served from 2005 to 2008 as Director, Securitized Products and Special Situations, at Angelo, Gordon & Co.  Previously, Mr. Saabneh was a senior banker at ING Financial Markets LLC and UBS Warburg LLC and was involved in structuring and underwriting a wide range of securitization transactions and asset-backed financings.  Mr. Saabneh practiced corporate and finance law with Sidley & Austin in New York City and London.  Mr. Saabneh holds a Bachelor of Laws from Hebrew University in Jerusalem, a Master of Laws from Georgetown University in Washington, D.C. and a Master of Business Administration from Columbia University in New York, New York.

Mr. Saabneh’s legal and corporate finance background, and experience structuring and underwriting mortgage securitization transactions and other asset-backed financing transactions, brings strategic and operational insights to the Board of Directors.

Robert C. Schweitzer. Mr. Schweitzer was appointed to the Board of Directors of AAMC in [    ] 2012.  Mr. Schweitzer has over 35 years of experience in the financial services industry in various positions of increasing responsibility.  Mr. Schweitzer also serves as Chairman of the Board of PetMeds (NASDAQ:PETS).  In his financial services career, in addition to managing major line organizations, Mr. Schweitzer has successfully managed several acquisition and turnaround situations. Mr. Schweitzer served as President and Chief Operating Officer of Shay Investment Services, Inc. from 2007 to 2012 and was responsible for managing all aspects of the firm.  Prior to joining Shay, from 2004 to 2006, Mr. Schweitzer served as the Florida Regional President of Northwest Savings Bank following its acquisition of Equinox Bank, where he was President and Chief Executive Officer.  From 1999 to 2003, Mr. Schweitzer served as Regional President of Union Planters Bank for the Broward and Palm Beach counties Florida markets, and from 1993 to 1999 he served as Executive Vice President and Head of Commercial Banking for Barnett Bank/NationsBank/Bank of America in Jacksonville, Florida.  Mr. Schweitzer also held the positions of Director and Head of Real Estate Consulting for Coopers & Lybrand in Washington, D.C., from 1991 to 1993, Senior Vice President/Manager of Central North America Commercial Real Estate as well as Manager of Domestic Credit Review for the First National Bank of Chicago from 1985 to 1991 and Senior Vice President/Manager of Central North America Banking for Wachovia Bank from 1975 to 1985.  Mr. Schweitzer served in the United States Navy in the Submarine Force and Navy Reserve for 30 years and retired with a rank of Captain.  Mr. Schweitzer holds a Bachelor of Science from the United States Naval Academy in Annapolis, Maryland and a Master of Business Administration from the University of North Carolina in Chapel Hill, North Carolina.

Mr. Schweitzer’s background in real estate and experience leading financial services organizations, brings operational and leadership expertise as well as knowledge of strategic planning and public company corporate governance to the Board of Directors.

Certain Relationships and Related Party Transactions, page 64

16.       Please revise your disclosure in this section to quantity the percentage of Mr. Erbey’s and Mr. Pandey’s equity interest in each entity enumerated.

The Company’s amended Registration Statement includes the following revised disclosure in the “Certain Relationships and Related Party Transactions” section on page 68 as follows:

William C. Erbey, who is our Chairman of the Board of Directors, is currently, and is expected to remain, the Chairman of the Board of Altisource, Ocwen, HLSS and Residential. As a result, he will have obligations to us  as well as to Altisource, Ocwen, HLSS and Residential and may have conflicts of interest with respect to matters potentially or actually involving or affecting us and Altisource, Ocwen, HLSS and Residential. Mr. Erbey will own substantial amounts of Residential and our common stock and options and owns substantial amounts of Altisource, Ocwen and HLSS common stock and Altisource and Ocwen stock options because of his relationships with Altisource, Ocwen and HLSS.  As of September 30, 2012, Mr. Erbey is the beneficial owner of the following:

Entity	Common shares	% of common shares outstanding	Vested stock options	Unvested stock options
Altisource	5,936,655	25.4%	772,958	150,000
Ocwen	17,775,005	13.2%	2,318,865	2,450,000
HLSS	862,388	2.8%	—	—

As the distribution of Residential and the Company will be on a pro rata basis, Mr. Erbey’s ownership percentage in Residential and the Company will be the same as his ownership percentage in Altisource at the time of the Separation.

Ashish Pandey, who will serve as our Chief Executive Officer and a director on our Board of Directors, owns Ocwen and Altisource stock options due to similar current or past relationships with Ocwen and Altisource.  As of September 30, 2012, Mr. Pandey is the beneficial owner of the following:

Entity	Common shares	% of common shares outstanding	Vested stock options	Unvested stock options
Altisource	0	0%	17,223	12,812
Ocwen	0	0%	51,563	38,437
HLSS	15,700.05%		—	—

17.       Please describe the role and relationship that you and each of your directors and officers has with each entity enumerated in this section and briefly describe the nature of the conflict.

William C. Erbey, who is the Company’s Chairman of the Board of Directors, is currently, and will remain, the Chairman of the Board of Altisource, Ocwen, Home Loan Servicing Solutions, Ltd. (“HLSS”) and Residential. As a result, he will have obligations to the Company as well as to Altisource, Ocwen, HLSS and Residential and may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and Altisource, Ocwen, HLSS and Residential.  Mr. Erbey will own substantial amounts of Residential and the Company’s common stock and options and owns substantial amounts of Altisource, Ocwen and HLSS common stock and Altisource and Ocwen stock options because of his relationships with Altisource, Ocwen and HLSS.  Ashish Pandey, who will serve as the Company’s Chief Executive Officer and a director on the Company’s Board of Directors, owns Ocwen and Altisource stock options due to similar current or past relationships with Ocwen and Altisource.  In addition, certain of the Company’s other directors may own Altisource and/or Ocwen common stock and stock options.

18.       We note your disclosure on page 17 that certain of your shareholders, directors and officers have other investments and business activities in addition to their interest in AAMC and that such persons may pursue or acquire a corporate opportunity for other persons or entities or not present the corporate opportunity to you. Please disclose in this section the number and amount of competing businesses and how such persons will make decisions to allocate investments.

The Company’s amended Registration Statement includes the following revised disclosure in the “Risk Factors” section on page 24:

Our directors have the right to engage or invest in the same or similar businesses as ours.

Certain of our directors have other investments and business activities in addition to their interest in AAMC. Under the provisions of our Articles of Incorporation, our directors have no duty to abstain from exercising the right to engage or invest in the same or similar businesses as ours or employ or otherwise engage any of our directors.  If any of our directors who are also directors, officers or employees of Altisource, Ocwen, Residential, HLSS or any other company acquires knowledge of a corporate opportunity or is offered a corporate opportunity outside of his capacity as one of our directors, then our by-laws provide that such a director will be permitted to pursue that corporate opportunity independently of us, so long as the director has acted in good faith.  Our by-laws provide that, to the fullest extent permitted by law, such a director will deemed to have satisfied his fiduciary duties to us and will not liable to us for pursuing such a corporate opportunity independently of us.  This may create actual or potential conflicts of interest between us and certain of our directors and result in less than favorable treatment of us and our shareholders.  As of this date, none of our directors is directly involved as a director, officer or employee of a business that competes with us, but there can be no assurance that will remain unchanged in the future.

Altisource Residential, L.P.

Note 1. Organization and Basis of Presentation, page F-6

19.       We note your disclosure on page 48 that simultaneously with the Separation, Altisource Residential Corporation (“Residential”) will acquire all of the outstanding equity interests in Altisource Residential GP, LLC (“GP”), the general partner of the Altisource Residential, L.P. (the “Partnership”), for nominal consideration. We also note your disclosure in note 1 on page F-6 that Altisource Residential GP Member, LLC (“GP Member”) is the sole member of GP. Please revise to disclose the ownership of GP Member and tell us the nature and significance of the assets, liabilities, and operations of GP.

The Company’s amended Registration Statement includes the revised disclosure on page 37 in the “Capitalization” section and page F-12 to include information on ownership of GP Member, disclosure of the October 1, 2012 assignment of GP to Residential and the assets, liabilities and operations of GP.  The following are the revised disclosures:

Page 37:

(3)   Prior to the Separation, Altisource will contribute the limited partner interests in the Altisource Residential, L.P. to Residential, formed July 19, 2012. On October 1, 2012, Altisource Residential GP Member, LLC assigned the ownership of Altisource Residential GP, LLC, the general partner of Altisource Residential, L.P., to Residential.  Altisource Residential GP, LLC has assets of $1, no liabilities and no operations.  As of June 30, 2012, Altisource Residential, L.P. was capitalized with a $500,000 cash contribution. The financial statements of Altisource Residential L.P. are included elsewhere in this information statement. Residential’s financial position at the Separation Date will also include an additional cash contribution of $99.5 million to provide what Altisource management believes to be sufficient capital for Residential to begin to execute on their strategy and operate separately.

Page F-12:

On April 26, 2012, the Board of Directors of Altisource Portfolio Solutions S.A. (“Altisource”) authorized management to pursue a separation of its development stage single-family rental assets business. In contemplation thereof, Altisource formed Altisource Residential, L.P. (the “Partnership”) on June 7, 2012 which will serve as the operating partnership that will acquire and hold the assets on behalf of Residential (defined below). The Partnership is in the development stage and has not commenced operations. Altisource Portfolio Solutions, Inc. (“APSI”), a wholly owned subsidiary of Altisource, is the Partnership’s sole limited partner. Altisource Residential GP, LLC (“GP”), a Delaware limited liability company, is the general partner of the Partnership. GP and APSI have a 1% and 99% partnership interest, respectively, in the Partnership.  On October 1, 2012, Altisource Residential GP Member, LLC assigned the ownership of Altisource Residential GP, LLC, the general partner of Altisource Residential, L.P., to Residential.  Altisource Residential GP, LLC has assets of $1, no liabilities and no operations

Lastly, in responding to your comments, we acknowledge the following on behalf of the Company:

•                  the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact Kevin J. Wilcox, Chief Administration Officer and General Counsel, Altisource Portfolio Solutions S.A. at +352.2469.7950, extension 247950 or Michelle Esterman, Chief Financial Officer, Altisource Portfolio Solutions S.A.  at +352.2469.7902, extension 247902.

Very truly yours,

/s/ Thomas E. Molner

Thomas E. Molner

cc:                                 Kevin J. Wilcox, Chief Administration Officer and General Counsel, Altisource Portfolio Solutions S.A.

Michelle Esterman, Chief Financial Officer, AltisourcePortfolio Solutions S.A.

Jorge Bonilla, Staff Accountant, Securities and Exchange Commission

Jonathan Wiggins, Accounting Reviewer, Securities and Exchange Commission

Rochelle Plesset, Division of Investment Management, Securities and Exchange Commission

Folake Ayoola, Staff Attorney, Securities and Exchange Commission